    Exhibit 99.1
News Release
TSX:RMX | NYSE.MKT:RBY
March 17, 2015

Rubicon Minerals Corporation Announces C$15 Million Bought Deal Financing

/NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S./

Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”)
is pleased to announce that it has entered into an agreement with a syndicate of underwriters, under which the underwriters have agreed to buy on a bought deal basis by way of private placement, 11,725,000 flow-through common shares (the "Flow-Through Common Shares") of the Company, at a price of C$1.28 per Flow-Through Common Share for gross proceeds of C$15,008,000. In addition, the Company has also granted the underwriters an option, exercisable up to 48 hours prior to the closing of the offering, to purchase up to an additional 4,000,000 Flow-Through Common Shares for additional gross proceeds of up to C$5,120,000 (resulting in aggregate of gross proceeds of up to C$20,128,000).

The gross proceeds from the Offering will be used for Canadian Exploration Expenses (("CEE")(within the meaning of the Income Tax Act (Canada)), and the Company will renounce such CEE with an effective date of no later than December 31, 2015.

The Offering is expected to close on or about April 9, 2015 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and applicable securities regulatory authorities.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Rubicon Minerals Corporation
Rubicon Minerals Corporation is an advanced stage gold development company. The Company is focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario. The start of potential gold production is projected in mid-2015. Rubicon's flagship Phoenix Gold Project is fully permitted for initial production at 1,250 tonnes per day. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon's shares are listed on the NYSE.MKT (RBY) and the Toronto Stock Exchange (RMX).

Cautionary Statement regarding Forward-Looking Statements and other Cautionary Notes
This news release contains statements that constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements include, but are not limited to statements regarding the anticipated use of proceeds of the Offering, the anticipated closing date of the Offering and potential production being achieved in mid-2015.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others, that: the demand for gold and base metal deposits will develop as anticipated; the price of gold will remain at levels that will render the Phoenix Gold Project economic; operating and capital plans will not be disrupted by operational issues, power supply, labour disturbances, or adverse weather conditions; Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; Rubicon will continue to have the ability to attract and retain skilled staff; the mineral resource estimate as disclosed in the Preliminary Economic Assessment with an effective date of June 25, 2013 and with an issue date of February 28, 2014 (the “PEA”) will be realized; and there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents and other risks of the mining industry; delays and other risks related to construction activities and operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions, programs and working capital requirements on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; market conditions and general business, economic, competitive, political and social conditions.

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR15-2 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release